ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 30, 2014	Maureen A. Meredith T +1 617 951 7239 maureen.meredith@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 131 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on October 15, 2014, relating to AMG Chicago Equity Partners Small Cap Value Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

General

1.        Comment: The Staff notes that certain material information was omitted from Post-Effective Amendment No. 131. Please confirm all information will be filed with the SEC in the post-effective amendment to the Trust’s Registration Statement relating to the Fund to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response: The Trust confirms that all outstanding information will be filed with the SEC in the 485(b) Amendment.

Prospectus

2.        Comment: With respect to the footnote to the Annual Fund Operating Expenses table relating to the Fund’s Expense Limitation and Recoupment Agreement, please confirm that expenses cannot be recouped after the Investment Manager ceases to provide investment advisory services to the Fund.

Response: The Trust acknowledges the Staff’s position that expenses cannot be recouped after the Investment Manager ceases to provide investment advisory services to the Fund.

Consistent with the Fund’s Expense Limitation and Recoupment Agreement (and the disclosure in the Registration Statement), expenses cannot be recouped after the Investment Manager ceases to provide investment advisory services to the Fund, except in circumstances where the Investment Manager continues to provide such services to an entity that is the successor to the accounting and performance information of the Fund in the context of a merger or reorganization.

3.        Comment: In the footnote to the Annual Fund Operating Expenses table relating to the Fund’s Expense Limitation and Recoupment Agreement, please clarify that, during the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s annual fund operating expenses (exclusive of the items noted in the Prospectus) to exceed the contractual expense limitation amount that was in effect at the time fees were waived or expenses paid.

Response: During the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s annual fund operating expenses (exclusive of the items noted in the Prospectus) to exceed the lesser of the contractual expense limitation amount that was in effect at the time of the waiver or reimbursement or is in effect at the time of the recoupment. Because this aspect of the recoupment provision in the Expense Limitation and Recoupment Agreement is protective of shareholders, the Trust does not believe that adding disclosure detailing the operation of this feature of the recoupment would enhance shareholder understanding. Therefore, the Trust respectfully declines to make the requested change.

4.        Comment: In the footnote to the Annual Fund Operating Expenses table relating to the Fund’s Expense Limitation and Recoupment Agreement, please clarify the following sentence and move it out of the Fund Summary: “Under such arrangement, if the maximum amount of shareholder servicing fees and distribution and service (12b-1) fees were charged to the classes under the current applicable plans, the total annual fund operating expenses (exclusive of the items noted in the parenthetical above) of the Investor Class, Service Class, and Institutional Class shares would be 1.35%, 1.10%, and 0.95%, respectively, of the average daily net assets of such classes.”

Response: The above-referenced sentence was included in response to comments the Financial Industry Regulatory Authority, Inc. provided to the Fund’s distributor regarding approaches to disclosure that are used throughout the fund complex. The sentence will be removed in the 485(b) Amendment because the total annual fund operating expenses in the above-referenced sentence are the same as those disclosed in the Total Annual Fund Operating Expenses table. If circumstances arise in which the payment of the maximum amount of shareholder servicing and distribution and service (12b-1) fees by the Fund would cause the total annual fund operating expenses to be higher than those disclosed in the then-current Total Annual Fund Operating Expenses table, then the Trust expects that it might restore similar disclosure to the prospectus based on factors prevailing if and when those facts present themselves.

5.        Comment: Under “Summary of the Fund – Principal Investment Strategies,” the Staff notes that the Russell 2000 Index would include mid-capitalization securities. Please confirm whether the Fund plans to invest in mid-capitalization securities.

Response: As disclosed under “Summary of the Fund – Principal Investment Strategies,” “[t]he Fund currently defines small capitalization companies as those with a market capitalization within the market capitalization range of the companies represented in the Russell 2000® Index (between $169 million and $4.05 billion as of the latest reconstitution of the Index on May 31, 2014).” The Trust respectfully submits that it believes companies having a market capitalization within the range of capitalizations of companies in the Russell 2000® Index at the time of purchase is consistent with investor expectations of the term “small-cap.” The Trust notes that it is consistent with wide-spread industry practice to define small-cap securities by reference to a broad-based securities market index that focuses on the small cap sector, such as the Russell 2000® Index. Consistent with its name, the Fund intends to invest primarily in equity securities of small-capitalization companies and respectfully submits that it believes the reference to the Russell 2000® Index does not suggest that the Fund will invest in mid-capitalization securities.

6.        Comment: Under “Summary of the Fund – Principal Investment Strategies,” please revise the following sentence consistent with “plain English” principles as codified in Rule 421(d) under the 1933 Act, and as described in SEC Release No. 33-7497: “CEP believes that analyzing an intersection of earnings, valuation, growth, balance sheet and other relevant metrics, in part through the use of a quantitative stock selection model, creates opportunity to identify and exploit these market inefficiencies.”

Response: The requested change has been made.

7.        Comment: Under “Summary of the Fund – Principal Investment Strategies,” please describe the referenced “fundamental variables” in “plain English.”

Response: The requested change has been made.

8.        Comment: Under “Additional Information About the Fund – Additional Information About the Fund’s Principal Investment Strategies,” please revise the two bullet points consistent with “plain English” principles as codified in Rule 421(d) under the 1933 Act, and as described in SEC Release No. 33-7497.

Response: The requested change has been made.

9.        Comment: Under “Additional Information About the Fund – Additional Information About the Fund’s Principal Investment Strategies,” the Staff notes that the second bullet point does not appear to be consistent with the principal investment strategies disclosure in the “Summary of the Fund” section. Please review and revise the disclosure, as necessary.

Response: The disclosure has been revised in response to this comment.

10.      Comment: Under “Additional Information About the Fund – Past Performance of Other Chicago Equity Partners Small Cap Value Accounts,” the Staff notes that the first sentence in this section refers to “all fully discretionary accounts.” Please confirm whether Chicago Equity Partners, LLC manages any mutual funds with investment objectives, policies and strategies substantially similar to those of the Fund. If so, please include those funds in the composite and update the performance figures, as necessary.

Response: The Trust confirms that Chicago Equity Partners, LLC, does not manage any other mutual funds with investment objectives, policies, and strategies substantially similar to those of the Fund.

11.      Comment: Under “Additional Information About the Fund – Past Performance of Other Chicago Equity Partners Small Cap Value Accounts,” please capitalize “company” in “Investment company Act of 1940.”

Response: The requested change has been made.

Statement of Additional Information

12.      Comment: The Staff notes that the “Additional Investment Policies” section states that “[t]he Fund reserves the right, without notice, to make any investment, or use any investment technique, except to the extent that such activity would require a shareholder vote, as discussed below under ‘Fundamental Investment Restrictions.’” Please remove this disclosure in light of the Staff’s view that this disclosure seems overly broad and inconsistent with Item 16(b) of Form N-1A.

Response: The Trust respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. Item 16(b) of Form N-1A requires the Fund to “describe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.” Consistent with this requirement, the “Additional Investment Policies – Investment Techniques and Associated Risks” section provides a description of the types of securities and techniques that are intended to be utilized by the Fund. In addition to listing the types of securities and techniques that are intended to be utilized by the Fund, the Fund also includes the above-referenced disclosure to inform shareholders that the Fund’s permissible investments could change over time. Therefore, the Trust respectfully declines to make the requested change.

13.      Comment: Under “Trustees and Officers – Board Committees,” the Staff recognizes that the disclosure is to be updated by amendment but assumes the Trust intends to disclose the number of Audit Committee and Governance Committee meetings held during the 12-month period January 1, 2013, through December 31, 2013, as opposed to January 1, 2012, through December 31, 2013.

Response: The Trust confirms that the 485(b) Amendment will disclose the number of Audit Committee and Governance Committee meetings held during the 12-month period January 1, 2013, through December 31, 2013.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 951-7239.

Very truly yours,

/s/ Maureen A. Meredith

Maureen A. Meredith

cc:	Michael Ponder, Esq.
Gregory C. Davis, Esq.
Adam Schlichtmann, Esq.